SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended September 30, 2010
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .

QUARTERLY REPORT
Quarter Ended September 30, 2010
Currency of Presentation and Certain Defined Terms
In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.
References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.
References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2010 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.44.56 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS
DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2010		September 30, 2010		March 31, 2010
		Unaudited
		convenience
		translation into
		U.S.$(See Note
		2.d)
ASSETS
Current assets
Cash and cash equivalents	5	U.S.$	139	Rs.	6,196	Rs.	6,584
Other investments			1		40		3,600
Trade receivables, net			300		13,376		11,960
Inventories	6		331		14,728		13,371
Derivative financial instruments	4		14		614		573
Current tax assets			12		513		530
Other current assets			152		6,772		5,445

Total current assets		U.S.$	948	Rs.	42,239	Rs.	42,063

Non-current assets
Property, plant and equipment	7		570		25,412		22,459
Goodwill	8		49		2,174		2,174
Other intangible assets	9		254		11,337		11,799
Investment in equity accounted investees			7		318		310
Deferred income tax assets			36		1,622		1,282
Other non-current assets			6		267		243

Total non-current assets		U.S.$	923	Rs.	41,130	Rs.	38,267

Total assets		U.S.$	1,871	Rs.	83,369	Rs.	80,330

LIABILITIES AND EQUITY
Current liabilities
Trade payables		U.S.$	222	Rs.	9,907	Rs.	9,322
Current income tax liabilities			40		1,770		1,432
Bank overdraft	5		—		—		39
Short-term borrowings			161		7,177		5,565
Long-term borrowings, current portion	10		111		4,945		3,706
Provisions			27		1,209		1,094
Other current liabilities			180		8,002		7,864

Total current liabilities		U.S.$	741	Rs.	33,010	Rs.	29,022

Non-current liabilities
Long-term loans and borrowings, excluding current portion	10	U.S.$	53	Rs.	2,372	Rs.	5,385
Provisions			1		41		39
Deferred tax liabilities			52		2,322		2,720
Other liabilities			9		379		249

Total non-current liabilities		U.S.$	115	Rs.	5,114	Rs.	8,393

Total liabilities		U.S.$	856	Rs.	38,124	Rs.	37,415

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2010		September 30, 2010		March 31, 2010
		Unaudited
		convenience
		translation into
		U.S.$(See Note
		2.d)
Equity
Share capital		U.S.$	19	Rs.	846	Rs.	844
Equity shares held by a controlled trust			—		(5)		(5)
Share premium			463		20,652		20,429
Share based payment reserve			14		627		692
Retained earnings			455		20,255		18,035
Other components of equity			64		2,870		2,920
Total equity attributable to:

Equity holders of the Company		U.S.$	1,015	Rs.	45,245	Rs.	42,915

Non-controlling interests			—		—		—

Total equity		U.S.$	1,015	Rs.	45,245	Rs.	42,915

Total liabilities and equity		U.S.$	1,871	Rs.	83,369	Rs.	80,330

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
(in millions, except share and per share data)

		Six months ended						Three months ended
		September 30,						September 30,
Particulars	Note	2010		2010		2009		2010		2009
		Unaudited
		convenience
		translation
		into U.S.$

Revenues		U.S.$	797	Rs.	35,535	Rs.	36,558	Rs.	18,704	Rs.	18,368
Cost of revenues			373		16,635		17,666		8,718		9,649

Gross profit		U.S.$	424	Rs.	18,900	Rs.	18,892	Rs.	9,986	Rs.	8,719

Selling, general and administrative expenses			251		11,188		11,263		5,708		5,337
Research and development expenses			51		2,263		1,948		1,270		963
Other (income)/expense, net	12		(9)		(404)		(159)		(219)		(125)

Total operating expenses, net		U.S.$	293	Rs.	13,047	Rs.	13,052	Rs.	6,759	Rs.	6,175

Results from operating activities			131		5,853		5,840		3,227		2,544
Finance income			3		154		298		56		294
Finance expense			(8)		(368)		(224)		(91)		(85)

Finance income/(expense), net	13		(5)		(214)		74		(35)		209
Share of profit of equity accounted investees, net of income tax			—		8		26		3		15

Profit before income tax			127		5,647		5,940		3,195		2,768
Income tax expense	18		(15)		(684)		(1,322)		(327)		(595)

Profit for the period		U.S.$	111	Rs.	4,963	Rs.	4,618	Rs.	2,868	Rs.	2,173

Attributable to:
Equity holders of the Company			111		4,963		4,618		2,868		2,173
Non-controlling interest			—		—		—		—		—

Profit for the period		U.S.$	111	Rs.	4,963	Rs.	4,618	Rs.	2,868	Rs.	2,173

Earnings per share	15
Basic earnings per share of Rs.5/- each		U.S.$	0.66	Rs.	29.36	Rs.	27.40	Rs.	16.95	Rs.	12.88
Diluted earnings per share of Rs.5/- each		U.S.$	0.66	Rs.	29.21	Rs.	27.26	Rs.	16.88	Rs.	12.82
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	Six months ended September 30,						Three months ended September 30,
	2010		2010		2009		2010		2009
	Unaudited
	convenience
	translation
	into U.S.$

Profit for the period	U.S.$	111	Rs.	4,963	Rs.	4,618	Rs.	2,868	Rs.	2,173
Other comprehensive income
Changes in fair value of available for sale financial instruments	U.S.$	—	Rs.	13	Rs.	14	Rs.	12	Rs.	6
Foreign currency translation adjustments		—		(8)		(62)		(169)		(172)
Effective portion of changes in fair value of cash flow hedges, net		(2)		(102)		242		471		(47)
Income tax on other comprehensive income		1		47		(111)		(225)		(3)

Other comprehensive income/(loss) for the period, net of income tax	U.S.$	(1)	Rs.	(50)	Rs.	83	Rs.	89	Rs.	(216)

Total comprehensive income for the period attributable to the owners of the Company	U.S.$	110	Rs.	4,913	Rs.	4,701	Rs.	2,957	Rs.	1,957

Attributable to:

Owners of the company		110		4,913		4,701		2,957		1,957
Non-controlling interest		—		—		—		—		—

Total comprehensive income for the period	U.S.$	110	Rs.	4,913	Rs.	4,701	Rs.	2,957	Rs.	1,957

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)

								Foreign
						Fair		currency
				Share		value		translation		Hedging
	Share capital			premium		reserve		reserve		reserve
Particulars	Shares	Amount		Amount		Amount		Amount		Amount

Balance as of April 1, 2010	168,845,385	Rs.	844	Rs.	20,429	Rs.	24	Rs.	2,559	Rs.	337
Issue of equity shares on exercise of options	356,190		2		223		—		—		—
Net change in fair value of other investments, net of tax benefit of Rs.0	—		—		—		13		—		—
Foreign currency translation differences, net of tax benefit of Rs.9	—		—		—		—		1		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.38	—		—		—		—		—		(64)
Share based payment expense	—		—		—		—		—		—
Acquisition of Non-controlling interests	—		—		—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—		—		—
Profit for the period	—		—		—		—		—		—

Balance as of September 30, 2010	169,201,575	Rs.	846	Rs.	20,652	Rs.	37	Rs.	2,560	Rs.	273

Convenience translation into U.S. $	—		19		463		1		57		6

Balance as of April 1, 2009	168,468,777	Rs.	842	Rs.	20,204	Rs.	11	Rs.	2,168	Rs.	(156)
Issue of equity share on exercise of options	276,502		2		175		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.0	—		—		—		14		—		—
Foreign currency translation differences, net of tax expense of Rs.29	—		—		—		—		(91)		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.82	—		—		—		—		—		160
Share based payment expense	—		—		—		—		—		—
Profit for the period	—		—		—		—		—		—

Balance as of September 30, 2009	168,745,279	Rs.	844	Rs.	20,379	Rs.	25	Rs.	2,077	Rs.	4

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)

			Equity
			shares held
	Share based		by a			Non-
	payment		controlled	Retained		controlling
	reserve		trust*	earnings		interests		Total
Particulars	Amount		Amount	Amount		Amount		Amount

Balance as of April 1, 2010	Rs.	692	Rs. (5)	Rs.	18,035	Rs.	—	Rs.	42,915
Issue of equity share on exercise of options		(197)	—		—		—		28
Net change in fair value of other investments, net of tax benefit of Rs.0		—	—		—		—		13
Foreign currency translation differences, net of tax benefit of Rs.9		—	—		—		—		1
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.38		—	—		—		—		(64)
Share based payment expense		132	—		—		—		132
Acquisition of Non-controlling interests		—	—		(524)		—		(524)
Dividend paid (including corporate dividend tax)		—	—		(2,219)		—		(2,219)
Profit for the period		—	—		4,963		—		4,963

Balance as of September 30, 2010	Rs.	627	Rs. (5)	Rs.	20,255	Rs.	—	Rs.	45,245

Convenience translation into U.S. $		14	—		455		—		1015

Balance as of April 1, 2009	Rs.	676	Rs. (5)	Rs.	18,305	Rs.	—	Rs.	42,045
Issue of equity share on exercise of options		(161)	—		—		—		16
Net change in fair value of other investments, net of tax expense of Rs.0		—	—		—		—		14
Foreign currency translation differences, net of tax expense of Rs.29		—	—		—		—		(91)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.82		—	—		—		—		160
Share based payment expense		119	—		—		—		119
Dividend paid (including corporate dividend tax)		—	—		(1,233)		—		(1,233)
Profit for the period		—	—		4,618		—		4,618

Balance as of September 30, 2009	Rs.	634	Rs. (5)	Rs.	21,690	Rs.	—	Rs.	45,648

*	The number of equity shares held by a controlled trust as of April 1, 2009, September 30, 2009, April 1, 2010 and September 30, 2010 was 82,800.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(in millions, except share and per share data)

	Six months ended September 30,
Particulars	2010		2010		2009
	Unaudited
	convenience
	translation into
	U.S.$(See Note
	2.d)
Cash flows from operating activities:
Profit for the period	U.S.$	111	Rs.	4,963	Rs.	4,618
Adjustments for:
Income tax expense		15		684		1,322
Profit on sale of investments		(1)		(57)		(14)
Depreciation and amortization		45		2,025		2,121
Allowance for sales returns		10		453		498
Allowance for doubtful trade receivables		2		100		64
Inventory write-downs		13		586		814
(Profit)/loss on sale of property, plant and equipment, net		—		(1)		22
Share of profit of equity accounted investees, net of income tax		—		(8)		(26)
Unrealized exchange (gain)/loss, net		(2)		(104)		340
Interest (income)/expense, net		—		(3)		101
Share based payment expense		3		132		119
Changes in operating assets and liabilities:
Trade receivables		(22)		(971)		933
Inventories		(46)		(2,034)		(733)
Other assets		5		204		224
Trade payables		1		31		1,388
Other liabilities and provisions		(37)		(1646)		(1,279)
Income tax paid		(26)		(1,147)		(1,476)

Net cash from operating activities	U.S.$	72	Rs.	3,207	Rs.	9,036

Cash flows used in investing activities:
Expenditures on property, plant and equipment		(89)		(3,945)		(1,740)
Proceeds from sale of property, plant and equipment		1		38		8
Purchase of investments		(190)		(8,480)		(12,555)
Proceeds from sale of investments		272		12,110		13,086
Expenditures on intangible assets		—		(19)		(129)
Interest received		2		109		101

Net cash used in investing activities	U.S.$	(4)	Rs.	(187)	Rs.	(1,229)

Cash flows used in financing activities:
Interest paid		(3)		(140)		(236)
Proceeds from issuance of equity shares		1		28		16
Proceeds/(repayment) of short term loans and borrowings, net		34		1,516		(3,683)
Repayment of long term loans and borrowings, net		(41)		(1,826)		(1,641)
Dividend paid (including corporate dividend tax)		(50)		(2,219)		(1,233)
Acquisition of non-controlling interest		(12)		(524)		—

Net cash used in financing activities	U.S.$	(71)	Rs.	(3,165)	Rs.	(6,777)

Net increase/(decrease) in cash and cash equivalents		(3)		(145)		1,030
Effect of exchange rate changes on cash and cash equivalents		(5)		(204)		(411)
Cash and cash equivalents at the beginning of the period		147		6,545		5,378

Cash and cash equivalents at the end of the period	U.S.$	139	Rs.	6,196	Rs.	5,997

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
1.	Reporting Entity
Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are in pharmaceutical services and active ingredients, global generics, and proprietary products. The Company’s principal research and development facilities are located in Andhra Pradesh, India; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India and Cuernavaca-Cuautla, Mexico; and its principal marketing facilities are located in India, Russia and other countries of former Soviet Union, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States.
2.	Basis of preparation of financial statements
a) Statement of compliance
These unaudited condensed consolidated interim financial statements as at and for the three and six months ended September 30, 2010 have been prepared under the historical cost convention on the accrual basis, except for certain financial instruments which have been measured at fair values. These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on December 6, 2010.
b) Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2010 contained in the Company’s Annual Report on Form 20-F. During the three months ended September 30, 2010, the Company has entered into transactions for transfers of trade receivables. In order to disclose the accounting policy applied for such new transactions, we have incorporated the following as part of our significant accounting policies.
Transfer of financial assets
The Company de-recognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralised borrowing for the proceeds received.
On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.
On de-recognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset or retains a residual interest that does not result in the retention of substantially all the risks and rewards of ownership and the Company retains control), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2.	Basis of preparation of financial statements (continued)
c) Functional and presentation currency
The unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.
In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.
In respect of subsidiaries and associates whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the reporting date. Revenues and expenses are translated into Indian rupees at average exchange rates prevailing during the period.
Resulting translation adjustments are included in foreign currency translation reserve. All financial information presented in Indian rupees has been rounded to the nearest million.
d) Convenience translation
The accompanying unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of September 30, 2010 have been translated into United States dollars at the noon buying rate in New York City on September 30, 2010 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1.00 = Rs.44.56 No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
e) Use of estimates and judgments
The preparation of unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
In preparing these unaudited condensed consolidated interim financial statements the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2010.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2.	Basis of preparation of financial statements (continued)
f) Recent accounting pronouncements
•
In November 2009, the International Accounting Standards Board issued IFRS 9, “Financial Instruments: Recognition and Measurement”, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items”. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of, held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. The Company is required to adopt IFRS 9 by accounting year commencing April 1, 2014. The Company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on its unaudited condensed consolidated interim financial statements.

•
In May 2010, the IASB issued “Improvements to IFRSs” — a collection of amendments to seven International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project.

The latest amendments were included in exposure drafts of proposed amendments to IFRS published in August 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2011, although entities are permitted to adopt them earlier. The Company is evaluating the impact that these amendments will have on the Company’s unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)

3.	Segment reporting
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The reportable operating segments reviewed by the CODM are as follows:
•	Pharmaceutical Services and Active Ingredients (“PSAI”);
•	Global Generics; and
•	Proprietary Products.
Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.
Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This reportable segment was formed through the combination and re-organization of the Company’s former Formulations and Generics segments in the year ended March 31, 2009.
Proprietary Products. This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company’s specialty pharmaceuticals business which engages in sales and marketing operations for in-licensed and co-developed dermatology products.
The CODM reviews revenue and gross profit as the performance indicator for all of the above reportable segments. The CODM does not review the total assets and liabilities for each reportable segment.

	For the six months ended September 30,
Information about segments:	PSAI				Global Generics				Proprietary Products				Others				Total
Segments	2010		2009		2010		2009		2010		2009		2010		2009		2010		2009

Segment revenues (Note 1)	Rs.	9,116	Rs.	10,245	Rs.	25,584	Rs.	25,727	Rs.	254	Rs.	219	Rs.	581	Rs.	367	Rs.	35,535	Rs.	36,558

Gross profit	Rs.	2,036	Rs.	3,630	Rs.	16,517	Rs.	15,012	Rs.	170	Rs.	155	Rs.	177	Rs.	95	Rs.	18,900	Rs.	18,892
Selling, general and administrative expenses																		11,188		11,263
Research and development expenses																		2,263		1,948

Other (income)/expense, net																		(404)		(159)

Results from operating activities																		5,853		5,840

Finance income/(expense), net																		(214)		74
Share of profit/(loss) of equity accounted investees, net of income tax																		8		26

Profit before income tax																		5,647		5,940

Income tax expense																		(684)		(1,322)

Profit for the period																		4,963	Rs.	4,618

Note 1:
Segment revenue for the six months ended September 30, 2010 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of Rs.1,498 (as compared to Rs.1,298 for the six months ended September 30, 2009).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3.	Segment reporting (continued)

	For the three months ended September 30,
Information about segments:	PSAI				Global Generics				Proprietary Products				Others				Total
Segments	2010		2009		2010		2009		2010		2009		2010		2009		2010		2009

Segment revenues (Note 1)	Rs.	4,617	Rs.	5,375	Rs.	13,667	Rs.	12,706	Rs.	132	Rs.	107	Rs.	288	Rs.	180	Rs.	18,704	Rs.	18,368

Gross profit	Rs.	1,036	Rs.	1,925	Rs.	8,781	Rs.	6,700	Rs.	90	Rs.	81	Rs.	79	Rs.	13	Rs.	9,986	Rs.	8,719
Selling, general and administrative expenses																		5,708		5,337
Research and development expenses																		1,270		963

Other (income)/expense, net																		(219)		(125)

Results from operating activities																		3,227		2,544

Finance income, net																		(35)		209
Share of profit/(loss) of equity accounted investees, net of income tax																		3		15

Profit before income tax																		3,195		2,768

Income tax expense																		(327)		(595)

Profit for the period																		2,868	Rs.	2,173

Note 1:
Segment revenue for the three months ended September 30, 2010 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of Rs.721 (as compared to Rs.658 for the three months ended September 30, 2009).

Analysis of revenue by geography within Global Generics segment:
The CODM review the geographical composition of revenues within the Company’s Global Generics segment. Accordingly, the geographical revenue information within the Company’s Global Generics segment has been provided for the six months ended September 30, 2010 and 2009 with corresponding comparative information.
The following table shows the distribution of the Company’s revenues by geography within the Company’s Global Generics segment, based on the location of the customer:

	For the six months ended September 30,
	2010		2009
India	Rs.	5,938	Rs.	4,913
North America (the United States and Canada)		8,314		10,311
Russia and other countries of the former Soviet Union		5,303		4,218
Europe		4,026		4,958
Others		2,003		1,327

	Rs.	25,584	Rs.	25,727

	For the three months ended September 30,
	2010		2009
India	Rs.	3,160	Rs.	2,520
North America (the United States and Canada)		4,416		4,285
Russia and other countries of the former Soviet Union		2,751		2,347
Europe		2,190		2,849
Others		1,150		705

	Rs.	13,667	Rs.	12,706

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3.	Segment reporting (continued)
An analysis of revenues by key products in the Company’s PSAI segment is given below:

	For the six months ended				For the three months ended
	September 30,				September 30,
	2010		2009		2010		2009
Clopidogrel	Rs.	683	Rs.	512	Rs.	356	Rs.	287
Ciprofloxacin Hcl		501		580		250		288
Gemcitabine		453		651		232		292
Atorvastatin		380		123		313		64
Ramipril		319		255		166		109
Naproxen		301		74		128		29
Moxifloxacin		279		63		161		23
Rabeprazole Sodium		268		310		141		173
Sumatriptan		248		282		152		102
Escitalopram Oxalate		162		77		120		58
Others		5,522		7,318		2,598		3,950

Total	Rs.	9,116	Rs.	10,245	Rs.	4,617	Rs.	5,375

An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	For the six months ended				For the three months ended
	September 30,				September 30,
	2010		2009		2010		2009
Omeprazole	Rs.	3,533	Rs.	3,088	Rs.	1,875	Rs.	1,729
Nimesulide		1,901		1,513		1,002		855
Ciprofloxacin		1,163		1,021		602		594
Ketorolac		911		765		450		415
Simvastatin		887		1,195		439		606
Tacrolimus		880		—		643		—
Ibuprofen		625		455		365		247
Ranitidine		593		591		310		339
Ceterizine		569		391		255		183
Amlo benzapril		543		—		286		—
Others		13,979		16,708		7,440		7,738

Total	Rs.	25,584	Rs.	25,727	Rs.	13,667	Rs.	12,706

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
4.	Financial instruments

Hedging of fluctuations in foreign currency
The Company is exposed to exchange rate risk which arises from its foreign exchange revenues, primarily in U.S. Dollars, British Pounds, Russian roubles and Euros, and foreign currency debt in U.S. Dollars and Euros.
The Company uses forward exchange contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Where necessary, the forward exchange contracts are rolled over at maturity.
Forecasted transactions
The Company classifies its option contracts hedging forecasted transactions as cash flow hedges and measures them at fair value. The fair value of option contracts used as hedges of forecasted transactions at September 30, 2010 was an asset of Rs.509 (as compared to an asset of Rs.550 at March 31, 2010). This amount was recognized as derivatives measured at fair value.
Recognized assets and liabilities
Changes in the fair value of forward exchange contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the income statements. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “net finance costs”. The fair value of forward exchange contracts and option contracts used as economic hedges of monetary assets and liabilities in foreign currencies recognized in fair value derivatives was an asset of Rs.105 at September 30, 2010 (as compared to an asset of Rs.23 at March 31, 2010).
Fair values
The net carrying amount and fair value of all financial instruments, except derivative financial instruments, as at September 30, 2010 was a net liability of Rs.10,283 (as compared to a net liability of Rs.7,383 at March 31, 2010).
In respect of foreign currency derivative financial instruments, the Company recognized a net gain of Rs.186 and a net loss of Rs.1 for the three months ended September 30, 2010 and 2009, respectively, and net gains of Rs.174 and Rs.272 for the six months ended September 30, 2010 and 2009, respectively. These amounts are included in finance expense/(income).
In respect of foreign currency derivative contracts designated as cash flow hedges, the Company has recorded, as a component of equity, a net gain of Rs.471, and a net loss of Rs.47 for the three months ended September 30, 2010 and 2009, respectively, and a loss of Rs.102 and a gain of Rs.242 for the six months ended September 30, 2010 and 2009, respectively. The Company also recorded, as part of revenue, a net gain of Rs.28 and Rs.10 during the three months ended September 30, 2010 and 2009, respectively, and a net gain of Rs.154 and Rs.15 for six months ended September 30, 2010 and 2009, respectively.
5.	Cash and cash equivalents
Cash and cash equivalents consist of:

	As of
	September 30, 2010		March 31, 2010

Cash balances	Rs.	18	Rs.	9
Balances with banks		6,178		6,575

Cash and cash equivalents on the statements of financial position		6,196		6,584
Bank overdrafts used for cash management purposes		—		(39)

Cash and cash equivalents on the cash flow statement	Rs.	6,196	Rs.	6,545

Balances with banks included above amounting to Rs.26 as of September 30, 2010 and Rs.19 as of March 31, 2010, respectively, represent amounts in the unclaimed dividend accounts, and are therefore restricted.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
6.	Inventories
Inventories consist of the following:

	As of
	September 30, 2010		March 31, 2010

Raw materials	Rs.	4,560	Rs.	4,000
Packing material, stores and spares		1,048		979
Work-in-process		3,896		3,883
Finished goods		5,224		4,509

	Rs.	14,728	Rs.	13,371

During the three months and six months ended September 30, 2010, the Company recorded inventory write-downs of Rs.344 and Rs.586, respectively (as compared to Rs.733 and Rs.814, respectively, for the three months and six months ended September 30, 2009). These adjustments were included in cost of revenues. Cost of revenues for the three months and six months ended September 30, 2010 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to Rs.5,707 and Rs.10,748, respectively (as compared to Rs.7,036, Rs.12,668 for the three months and six months ended September 30, 2009). The above table includes inventories amounting to Rs.688 and Rs.814 which are carried at fair value less cost to sell as at September 30, 2010 and March 31, 2010, respectively.
7.	Property, plant and equipment
Acquisitions and disposals
During the six months ended September 30, 2010, the Company acquired assets at an aggregate cost of Rs.4,396 (as compared to a cost of Rs.1,816 and Rs.4,494 for the six months ended September 30, 2009 and the year ended March 31, 2010, respectively). Assets with a net book value of Rs.37 were disposed of during the six months ended September 30, 2010 (as compared to Rs.30 and Rs.480 for the six months ended September 30, 2009 and the year ended March 31, 2010, respectively), resulting in a net profit on disposal of Rs.1 (as compared to net loss of Rs.22 and Rs.24 for the six months ended September 30, 2009 and the year ended March 31, 2010, respectively). Depreciation expense for the three months and six months ended September 30, 2010 was Rs.688 and Rs.1,420 respectively (as compared to Rs.658 and Rs.1,285 for the three months and six months ended September 30, 2009 respectively).
Capital Commitments
As of March 31, 2010 and September 30, 2010, the Company was committed to spend approximately Rs.2,948 and Rs.4,786, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
8.	Goodwill
Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators.
The following table presents the changes in goodwill during the six months ended September 30, 2010 and the year ended March 31, 2010:

	Six months ended		Six months ended		Year ended
	September 30, 2010		September 30, 2009		March 31, 2010
Opening balance (1)	Rs.	18,267	Rs.	18,246	Rs.	18,246
Goodwill arising on business combinations		—		—		—
Effect of translation adjustments (3)		—		194		21

Closing balance (1)	Rs.	18,267	Rs.	18,440	Rs.	18,267

Less: Impairment loss (2)		(16,093)		(10,946)		(16,093)

	Rs.	2,174	Rs.	7,494	Rs.	2,174

(1)	This does not include goodwill arising upon investment in associates of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.

(2)	The impairment loss of Rs.16,093 includes Rs.16,003, pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment.

(3)	Effect of translation adjustments includes Rs.1,465 on account of translation of impairment loss.
9.	Other intangible assets
Acquisitions of intangibles
During the three and six months ended September 30, 2010, the Company acquired other intangible assets at an aggregate cost of Rs.17 and Rs.19, respectively (as compared to a cost of Rs.10 and Rs.129 for the three and six months ended September 30, 2009, respectively, and Rs.2,831 for the year ended March 31, 2010).
Amortization expenses for the three and six months ended September 30, 2010 were Rs.317 and Rs.605, respectively (as compared to amortization expenses of Rs.329 and Rs.836 for the three months and six months ended September 30, 2009, respectively).
Product related intangibles acquired during the year ended March 31, 2010 includes an amount of Rs.2,680 (U.S.$57), representing the value of re-acquired rights on the product portfolio that arose upon the exercise by I-VEN Pharma Capital Limited (“I-VEN”) of the portfolio termination value option under its research and development agreement with the Company entered into during the year ended March 31, 2005, as amended.
During the year ended March 31, 2005, the Company entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of a portfolio of 36 generic drug products. As per the terms of the agreement, I-VEN had a right to fund up to 50% of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed, subject to a maximum contribution of U.S.$56. Upon successful commercialization of these products, the Company was required to pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
9.	Other intangible assets (continued)
The first tranche of Rs.985 (U.S.$ 23) was funded by I-VEN on March 28, 2005. This amount received from I-VEN was initially recorded as an advance and subsequently credited in the income statement as a reduction of research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e., a product filing as per the terms of the agreement) was considered to be completed once the appropriate ANDA was submitted by the Company to the U.S. FDA. Achievement of a milestone entitled the Company to reduce the advance and credit research and development expenses in a fixed amount equal to I-VEN’s share of the research and development costs of the product (which varied depending on whether the ANDA was a Paragraph III or Paragraph IV filing). Accordingly, based on product filings made by the Company through March 31, 2007, an aggregate amount of Rs.933 has been credited to research and development expense during the years ended March 31, 2005, 2006 and 2007.
As per the above agreement, in April 2010 and upon successful achievement of certain performance milestones specified in the agreement (e.g., successful commercialization of a specified number of products, and achievement of specified sales milestones), I-VEN had a one-time right to require the Company to pay I-VEN a portfolio termination value amount for such portfolio of products. In the event I-VEN exercised this portfolio termination value option, then it would not be entitled to the sales-based royalty payment for the remaining contractual years.
During the year ended March 31, 2010, the Company and I-VEN reached an agreement for I-VEN to exercise the portfolio termination value option for a portfolio termination value amount of Rs.2,680 (U.S.$57). As of March 31, 2010 and through the six months ended September 30, 2010 this agreement represented a constructive obligation. Accordingly, the Company has recorded an asset of Rs.2,680 (U.S.$57) (in the form of product related intangibles essentially representing a relief from future royalty costs payable to I-VEN) and an equivalent liability representing consideration payable to I-VEN.
On October 1, 2010, the Company and I-VEN entered into an agreement regarding the portfolio termination value option exercise. The transaction has been structured as a purchase of the stock of I-VEN. The Company paid Rs.2,680 (U.S.$57) to the shareholders of I-VEN, except that Rs.150 of this amount will be set aside in escrow in order to provide a fund for certain indemnification obligations of the shareholders of I-VEN. On the 15 month anniversary of the date of this agreement, any portion of these funds not subjected to indemnity claims of the Company would be released to the shareholders of I-VEN. Upon consummation of this transaction, I-VEN has become a wholly-owned subsidiary of the Company. No adjustments have been recorded in the unaudited condensed consolidated interim financial statements for the six months ended September 30, 2010.
10.	Loans and borrowings
Short term loans and borrowings
The Company had undrawn lines of credit of Rs.9,290 and Rs.7,850 as of September 30, 2010 and March 31, 2010, respectively, from its banks for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.
An interest rate profile of short term borrowings from banks is given below:

	As at
	September 30, 2010	March 31, 2010
Rupee borrowings	0%	5.00%
Borrowings on transfer of receivables	LIBOR+50-70 bps	0
Foreign currency borrowings	LIBOR+ 50 - 100 bps	LIBOR+ 40 -75 bps
	EURIBOR+52-75 bps
Transfer of financial asset
During the three months ended September 30, 2010, the Company entered into a receivables factoring arrangement in which the Company transferred Rs.962 (U.S.$22) of short term trade receivables to Citibank, Hyderabad. As part of the transaction, the Company provided Citibank with credit indemnities over the expected losses of those receivables, thereby retaining substantially all of the risks and rewards of ownership of the trade receivables including the contractual rights to the associated cash flows of such financial assets. Accordingly, the Company continues to recognize the full carrying amount of the receivables and has recognized the cash received in respect of the transaction as short term borrowings. As of September 30, 2010, the carrying amount of the transferred short-term receivables which are subject to this factoring arrangement is Rs.962 (U.S.$22). The carrying amount of the associated liability is Rs.900.2 (U.S.$20.2).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
10.	Loans and borrowings (continued)
Long term loans and borrowings
Long term loans and borrowings consist of the following:

	As of
	September 30, 2010		March 31, 2010
Rupee term loan	Rs.	—	Rs.	1
Foreign currency loan		7,071		8,838
Obligations under finance leases		246		252

		7,317		9,091

Less: Current portion
Rupee term loan		—		1
Foreign currency loan		4,936		3690
Obligations under finance leases		9		15

		4,945		3,706

Non-current portion
Rupee term loan		—		—
Foreign currency loan		2,135		5,148
Obligations under finance leases		237		237

	Rs.	2,372	Rs.	5,385

During the six month period ended September 30, 2010, the Company repaid Rs.1,814 of foreign currency loans (consisting of Euro 30 and U.S.$.2), Rs.1 of Rupee term loans and Rs.11 of obligations under capital leases. During the year ended March 31, 2010, the Company repaid Rs.3,457 of foreign currency loans (consisting of Euros 50 and U.S.$. 3), Rs.6 of rupee term loans and Rs.16 of obligations under finance leases.
An interest rate profile of long-term debt is given below:

As of
	September 30, 2010	March 31, 2010
Rupee borrowings	0%	2.00%
Foreign currency borrowings	EURIBOR +70 bps and	EURIBOR +70 bps and
	LIBOR+70 bps	LIBOR+70 bps
11.	Amalgamation of Perlecan Pharma Private Limited
During the six months ended September 30, 2009, the Company concluded a legal reorganization to amalgamate its wholly owned subsidiary, Perlecan Pharma Private Limited (“Perlecan”), into its own operations. The appropriate High Court approval was received by the Company during the six months ended September 30, 2009, which stated that the Company would be able to offset the carry-forward tax losses of Perlecan against the taxable income of the Company for periods effective from January 1, 2006. Accordingly, the Company has recorded an amount of Rs.281 representing the tax benefit arising from the carried forward tax losses of Perlecan as a reduction to its current tax liability with an offset to the existing deferred tax asset recognized for the tax losses of Perlecan as at March 31, 2009.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
12.	Other (income)/expense, net
Other expense/(income), net consists of the following:

	Six months ended				Three months ended
	September 30,				September 30,
	2010		2009		2010		2009
Loss/(profit) on sale of property, plant and equipment	Rs.	(1)	Rs.	22	Rs.	—	Rs.	9
Sale of spent chemical		(113)		(98)		(56)		(57)
Miscellaneous income		(290)		(134)		(163)		(77)
Provision for Expected claim from Innovator (See Note 24)		—		48		—		—
Other expenses		—		3		—		—

	Rs.	(404)	Rs.	(159)	Rs.	(219)	Rs.	(125)

13.	Finance income/(expense), net
Finance income/(expense), net consists of the following:

	Six months ended				Three months ended
	September 30,				September 30,
	2010		2009		2010		2009
Interest income	Rs.	97	Rs.	123	Rs.	37	Rs.	43
Foreign exchange gain/(loss)		(274)		161		(49)		245
Profit on sale of investments		57		14		19		6
Interest expense		(94)		(224)		(42)		(85)

	Rs.	(214)	Rs.	74	Rs.	(35)	Rs.	209

14.	Share capital and share premium
During the six months ended September 30, 2010 and 2009, 356,190 and 276,502 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan 2002 and Dr. Reddy’s Employees Stock Option Plan-2007. During the six months ended September 30, 2010, an aggregate of 70,000 options having an exercise price based upon the fair market value of the underlying shares (or “Category A” options) were exercised, with the exercise prices ranging from Rs.362.5 to Rs.442.5, and 286,190 options having an exercise price based upon par value of the underlying shares (or “Category B” options) were exercised, with each having an exercise price of Rs.5. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity for the period ended September 30, 2010.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
15.	Earnings per share
Basic earnings per share
The calculation of basic earnings per share for the six month period ended September 30, 2010 was based on the profit attributable to equity shareholders of Rs.4,963 (as compared to a profit of Rs.4,618 for the six months ended September 30, 2009) and a weighted average number of equity shares outstanding during the six months ended September 30, 2010 and 2009, calculated as follows:

	Six months ended September 30,
	2010	2009
Issued equity shares as on April 1	168,845,385	168,468,777
Effect of shares issued upon exercise of stock options	184,123	126,910
Weighted average number of equity shares at September 30	169,029,508	168,595,687
The calculation of basic earnings per share for the three month period ended September 30, 2010 was based on the profit attributable to equity shareholders of Rs.2,868 (as compared to a profit of Rs.2,173 for the three months ended September 30, 2009) and a weighted average number of equity shares outstanding during the three months ended September 30, 2010 and 2009, calculated as follows:

	Three months ended September 30,
	2010	2009
Issued equity shares as on July 1	169,144,263	168,667,270
Effect of shares issued on exercise of stock options	19,935	23,742
Weighted average number of equity shares at September 30	169,164,198	168,691,012
Diluted earnings per share
The calculation of diluted earnings per share for the six months ended September 30, 2010 was based on the profit attributable for equity shareholders of Rs.4,963 (as compared to a profit of Rs.4,618 for the six months ended September 30, 2009) and weighted average number of equity shares outstanding during six months ended September 30, 2010 and 2009, calculated as follows:

	Six months ended September 30,
	2010	2009
Weighted average number of equity shares at September 30 (Basic)	169,029,508	168,595,687
Effect of stock options outstanding	869,847	867,068
Weighted average number of equity shares at September 30 (Diluted)	169,899,355	169,462,755
The calculation of diluted earnings per share for the three months ended September 30, 2010 was based on the profit attributable for equity share holders of Rs.2,868 (as compared to Rs.2,173 for the three months ended September 30, 2009) and weighted average number of equity shares outstanding during the three months ended September 30, 2010 and 2009, calculated as follows:

	Three months ended September 30,
	2010	2009
Weighted average number of ordinary shares at September 30 (Basic)	169,164,198	168,691,012
Effect of stock options outstanding	700,197	816,495
Weighted average number of equity shares at September 30 (Diluted)	169,864,395	169,507,507

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16.	Employee stock incentive plans
Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	Number of	Number of
	Options granted	Options granted
	under	under
Particulars	Category A	Category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
In April 2007, certain employees surrendered their par value options under category B of the DRL 2002 Plan in exchange for par value options under category B of the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.
Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16.	Employee stock incentive plans (continued)
The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

Fringe Benefit Tax Under DRL 2002 Plan and DRL 2007 Plan:
During the year ended March 31, 2008, the Compensation Committee at its meeting held in October 2007 proposed that the Company would absorb the full liability of any Fringe Benefit Tax upon exercise of all stock options granted on or prior to October 2007 and that, in respect of new grants to be made subsequent to that date, the applicable Fringe Benefit Tax would be recovered from employees upon the exercise of their stock options. Amendments to the DRL 2002 and DRL 2007 Plans reflecting these proposals were approved by the shareholders at the Annual General Meeting held on July 22, 2008.
During the year ended March 31, 2010, the Government of India through its Finance Act, 2009 abolished the Fringe Benefit Tax, including those applicable to employee share based payments. Under the Finance Act, 2009, the Fringe Benefit Tax payable by the employer as a result of share based payments would be replaced by an income tax payable by the employees as a “perquisite” (as defined in the Indian Income Tax Act, 1961) based on the value of the underlying share as on the date of exercise of the options. As a result, the employee becomes the primary obligor to discharge all tax liabilities that would arise on exercise of such stock options. Consequently, the previous Fringe Benefit Tax amendments made to the DRL 2002 Plan and DRL 2007 Plan are no longer applicable.
Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):
Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene or its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.
During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options.
Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Aurigene Management Plan”):
In the year ended March 31, 2004, Aurigene adopted the Aurigene Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. As of March 31, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16.	Employee stock incentive plans (continued)
Stock option activity during the period:
The terms and conditions of the grants made during the six months ended September 30, 2010 under the above plans were as follows:

	Number of	Exercise	Vesting	Contractual
	instruments	price	period	life
DRL 2002 Plan:
- Category A	—	—	—	—
- Category B	284,070	INR 5.00	1 to 4 years	5 years

DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	58,660	INR 5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—	—	—	—
The terms and conditions of the grants made during the six months ended September 30, 2009 under the above plans are as follows:

	Number of	Exercise	Vesting	Contractual
	instruments	price	period	life

DRL 2002 Plan:
- Category A	—	—	—	—
- Category B	359,840	INR 5.00	1 to 4 years	5 years

DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	74,600	INR 5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—	—	—	—
The weighted average inputs used in computing the fair value of such grants were as follows:

	Six months ended September 30,
	2010		2009
Expected volatility		34.34%		36.45%
Exercise price	Rs.	5.00	Rs.	5.00
Option life	2.43 Years		2.44 Years
Risk-free interest rate		6.04%		5.05%
Expected dividends		0.40%		0.82%
Grant date share price	Rs.	1242.55		612.95

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16.	Employee stock incentive plans (continued)
The fair values of services received in return for share options granted to employees are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black Scholes model.
For the six months ended September 30, 2010 and 2009 amounts of Rs.132 and Rs.119, respectively, and for the three months ended September 30, 2010 and 2009, amounts of Rs.66 and Rs.79, respectively have been recorded as total employee share based expense under all employee stock incentive plans. As of September 30, 2010, there was approximately Rs.351 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.21 years.
17.	Employee benefit plans
Gratuity benefits
In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.
The components of net periodic benefit cost for the six months ended September 30, 2010 and 2009 are as follows:

	Six months ended September 30,
	2010		2009
Service cost	Rs.	32	Rs.	25
Interest cost		18		15
Expected return on plan assets		(16)		(13)
Recognized net actuarial (gain)/ loss		2		3

Net amount recognized	Rs.	36	Rs.	30

The components of net periodic benefit cost for the three months ended September 30, 2010 and 2009 are as follows:

	Three months ended September 30,
	2010		2009
Service cost	Rs.	16	Rs.	12
Interest cost		9		8
Expected return on plan assets		(8)		(7)
Recognized net actuarial (gain)/ loss		1		1

Net amount recognized	Rs.	18	Rs.	14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17.	Employee benefit plans (continued)
Pension plan
All employees of Industrias Quimicas Falcon de Mexico S.A. de C.V. (“Falcon”) are entitled to a pension plan in the form of a defined benefit plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.
The components of net periodic benefit cost for the six months ended September 30, 2010 and 2009 are as follows:

	Six months ended September 30,
	2010		2009
Service cost	Rs.	8	Rs.	6
Interest cost		12		12
Expected return on plan assets		(14)		(10)
Recognized net actuarial (gain)/ loss		4		4

Net amount recognized	Rs.	10	Rs.	12

The components of net periodic benefit cost for the three months ended September 30, 2010 and 2009 are as follows:

	Three months ended September 30,
	2010		2009
Service cost	Rs.	4	Rs.	3
Interest cost		6		6
Expected return on plan assets		(7)		(5)
Recognized net actuarial (gain)/ loss		2		2

Net amount recognized	Rs.	5	Rs.	6

Long service benefit recognitions
During the year ended March 31, 2010, the Company introduced a new post-employment defined benefit scheme under which all eligible employees of the parent company who have completed the specified service tenure with the Company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with the Company. Accordingly the Company has valued the liability through an independent actuary.
The components of net periodic benefit cost for the six months ended September 30, 2010 and 2009 are as follows:

	Six months ended September 30,
	2010		2009
Service cost	Rs.	4	Rs.	—
Interest cost		2		—
Expected return on plan assets		—		—
Recognized net actuarial (gain)/ loss		—		—

Net amount recognized	Rs.	6	Rs.	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17.	Employee benefit plans (continued)
The components of net periodic benefit cost for the three months ended September 30, 2010 and 2009 are as follows:

	Three months ended September 30,
	2010		2009
Service cost	Rs.	2	Rs.	—
Interest cost		1		—
Expected return on plan assets		—		—
Recognized net actuarial (gain)/ loss		—		—

Net amount recognized	Rs.	3	Rs.	—

Severance payments of German subsidiaries
In Germany, many statutory health insurance funds (“SHI funds”) and other health insurance providers have been announcing new competitive bidding tenders which continue to cause pressure on the Company’s existing level of revenues due to a steep decrease in product prices. The Company believes that this is leading to a business model of “high volumes and low margins” in the German generic pharmaceutical market.
On account of these developments and other significant adverse events in the German generic pharmaceutical market, during the year ended March 31, 2010 the Company implemented workforce reductions and restructuring of the Company’s German subsidiaries, betapharm and Reddy Holding GmbH, to achieve a more sustainable workforce structure in light of the current situation within the German generic pharmaceuticals industry. Accordingly, during the year ended March 31, 2010, the management and the works councils (i.e., organizations representing workers) of betapharm Arzneimittel GmbH (“betapharm”) and Reddy Holding GmbH entered into “reconciliation of interest” agreements that set out the overall termination benefits payable to identified employees. Accordingly, an amount of Rs.885 (Euro 13.2) was recorded as termination benefits included as part of “Selling, general and administrative expenses” in the consolidated income statement for the year ended March 31, 2010. Rs.435 (Euro 6.6) of such severance payments were recorded during the six months ended September 30, 2009.
18.	Income taxes
Income tax expenses are recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The Company’s consolidated effective tax rate for the six months ended September 30, 2010 and 2009 was 12.10% and 22.25%, respectively.
The difference between the estimated average annual effective income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, effects of changes in tax laws and rates, and the effects of minimum alternate taxes.
The decrease in the effective tax rate for the six months ended September 30, 2010 as compared to the six months ended September 30, 2009 is primarily attributable to the following factors:
•	enhanced weighted deduction on the projected research and development expense for the current fiscal year ended March 31, 2011; and
•
during the six months ended September 30, 2009, the effective tax rate included higher projected profits in jurisdictions with higher tax rates, on account of market exclusivity on certain products, which circumstances did not exist during the six months ended September 30, 2010

The total deferred tax benefit recognized directly in the equity amounts to Rs.47 for the six months ended September 30, 2010 (as compared to tax expense amounting to Rs.111 for the six months ended September 30, 2009).
During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the fiscal years 2001 to 2004, and have objected to certain tax positions taken in those years’ income tax returns filed by betapharm. Management’s best estimate of the additional tax liability that could arise on conclusion of the tax audits, which is expected to be completed in the near future, is Rs.302 (EUR 5).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
18.	Income taxes (continued)
Accordingly, the Company recorded the amount as additional current tax expense in the income statement for the year ending March 31, 2010. Included as part of the Company’s acquisition of betapharm during the year ended March 31, 2006 were certain pre-existing income tax contingencies pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that a certain portion of the purchase consideration amounting to Rs.324 (EUR 6) would be set aside in an escrow account, to be set off against certain indemnity claims by the Company in respect of legal and tax matters that may arise covering such pre-acquisition periods. The right to make tax related indemnity claims under the Sale and Purchase Agreement only applies with respect to taxable periods from January 1, 2004 until November 30, 2005. The indemnity right becomes time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013) and therefore lapses at the end of such period. To the extent that the tax audits cover periods not subject to the indemnity rights under the Sale and Purchase Agreement, the Company has additional indemnity rights pursuant to a tax indemnity agreement with Santo Holdings, the owner of betapharm prior to 3i Group plc.
Upon receipt of such preliminary tax demands, the Company initiated the process of exercising such indemnity rights against the sellers of betapharm and has concluded that as of September 30, 2010 the Company’s recovery of the full tax amounts demanded by the German tax authorities continues to be virtually certain. Accordingly, a separate asset amounting to Rs.302 (EUR 5) representing such indemnity rights against the sellers has been recorded as part of “other assets” in the unaudited condensed consolidated interim statement of financial position.
There are certain income-tax related legal proceedings that are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.
19.	Acquisition of Non-controlling Interests
Aurigene Discovery Technologies Limited
During the year ended March 31, 2010, 1,899,943 options issued under the Aurigene ESOP Plan were exercised by employees and, accordingly, a corresponding number of equity shares of Aurigene Discovery Technologies Limited were issued, consequently giving rise to a non-controlling interest in the existing wholly owned subsidiary Aurigene Discovery Technologies Limited.
Immediately following the issuance of such shares, the Company acquired them from the holders at a price of Rs.46 per share. Acquisition of the non-controlling interest has been recorded as a treasury transaction as part of the Unaudited Condensed Consolidated Interim Statement of Changes in Equity, as it represents changes in ownership interest without the loss of control by the Company. The difference between the carrying value of such non-controlling interest and the consideration paid by the Company is recognized as a reduction from retained earnings and attributed to the shareholders of the Company.
Dr. Reddy’s Laboratories (Australia) Pty. Limited
During the year ended March 31, 2010, the Company entered into an agreement with Biogenerics Australia Pty. Limited for the acquisition of their non-controlling interest in Dr. Reddy’s Laboratories (Australia) Pty. Limited (“DRLA”). The total purchase consideration is to be Rs.37 (AUD 1), which includes an amount of Rs.25 which is contingent upon DRLA achieving certain sales targets on or before December 31, 2010 or upon the listing of a certain number of products under the Pharmaceutical Benefit Scheme in Australia by March 31, 2012.
Dr. Reddy’s Laboratories (Proprietary) Limited
During the three months ended September 30, 2010, the Company acquired the non-controlling interest of 40% in Dr. Reddy’s Laboratories (Proprietary) Limited from Calshelf Investments 214 (Proprietary) Limited. The total purchase consideration was Rs.524 (or, in South African Rand, ZAR 81).
Acquisition of the non-controlling interest has been recorded as a treasury transaction as part of the Unaudited Condensed Consolidated Interim Statement of Changes in Equity, as it represents changes in ownership interest without the loss of control by the Company. The difference between the carrying value of such non controlling interest and the consideration paid by the Company is recognized as a reduction from retained earnings and attributed to the shareholders of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
20.	Related parties
The Company has entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K. Enterprises for availing packaging services for formulation products;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.
These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members.
Additionally, the Company has also provided/or taken loans and advances from significant interest entities.
The Company has also entered into transactions with its joint venture Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”). These transactions are in the nature of purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan. The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.
The Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. During the six months ended September 30, 2010 and 2009 the Company paid Rs.3 and Rs.64, respectively, to the Gratuity Fund.
The following is a summary of significant related party transactions:

	Six months ended		Three months ended
	September 30,		September 30,
	2010	2009	2010	2009
Purchases from significant interest entities	140	149	80	85
Sales to significant interest entities	98	57	71	36
Contribution to a significant interest entity towards social development	52	73	26	25
Lease rental paid under cancellable operating leases to key managerial personnel and their relatives	14	13	7	6
Hotel expenses paid	11	4	4	2
Advances taken from significant interest entities	—	—	—	—
The above table does not include the following transactions between key management personnel and the Company:
•
During the three months ended September 30, 2009, the Company exchanged a piece of land owned by it for another land of the same measure that adjoins its manufacturing facility, owned by the key management personnel. The Company concluded that this exchange transaction lacks commercial substance and has accordingly recorded the land acquired at the carrying amount of the land given up, with no profit or loss being recorded for the same.

•	Purchase of land amounting to Rs.21 from a significant interest entity

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
20.	Related parties (continued)
The following table describes the components of managerial remuneration:

	Six months ended				Three months ended
	September 30,				September 30,
Particulars	2010		2009		2010		2009
Salaries	Rs.	110	Rs.	139	Rs.	44	Rs.	32
Commission*		168		140		82		65
Other Perquisites		1		3		—		1
Share-based payments		29		17		16		10

Total	Rs.	308	Rs.	299	Rs.	142	Rs.	108

*	Accrued based on profit as of the applicable date in accordance with the terms of employment.
Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.
The Company had the following amounts due from related parties:

	As at
	September 30, 2010		March 31, 2010
Significant interest entities	Rs.	65	Rs.	44
Key management personnel		5		5
As at March 31, 2010, the Company had advanced Rs.1,447 for the purchase of land from a significant interest entity, which was disclosed as part of capital work-in-progress and included in the property, plant and equipment in the Company’s audited Consolidated Financial Statements for the year ended March 31, 2010. The acquisition of such land was expected to be consummated through the acquisition of shares of a special purpose entity that was formed through a court approved scheme of arrangement during the year ended March 31, 2010.
During the six months ended September 30, 2010, the Company completed the acquisition of this special purpose entity and has therefore obtained control over the land. Consequently, an equal amount of Rs.1,447 has been classified out of “capital work-in-progress” and included as cost of land acquired as at September 30, 2010.
The Company had the following amounts due to related parties:

	As at
	September 30, 2010		March 31, 2010
Significant interest entities	Rs.	14	Rs.	20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
21.	Disclosure of Expense by Nature
The below tables discloses the details of the expense incurred by their nature for the six months ended September 30, 2010 and 2009, respectively.

	Six months ended September 30, 2010,
			Selling, general		Research and
	Cost of		and administrative		development
Particulars	revenues		expenses		expenses		Total
Employee benefits	Rs.	2,454	Rs.	3,776	Rs.	533	Rs.	6,763

Depreciation and amortization		1,047		821		157		2,025

	Six months ended September 30, 2009,
			Selling, general		Research and
	Cost of		and administrative		development
Particulars	revenues		expenses		expenses		Total
Employee benefits	Rs.	2,144	Rs.	4,215	Rs.	443	Rs.	6,802

Depreciation and amortization		882		1,056		183		2,121
The below tables discloses the details of the expense incurred by their nature for the three months ended September 30, 2010 and 2009 respectively.

	Three months ended September 30, 2010,
			Selling, general		Research and
	Cost of		and administrative		development
Particulars	revenues		expenses		expenses		Total
Employee benefits	Rs.	1,280	Rs.	1,994	Rs.	276	Rs.	3,550

Depreciation and amortization		542		427		79		1,048

	Three months ended September 30, 2009,
			Selling, general		Research and
	Cost of		and administrative		development
Particulars	revenues		expenses		expenses		Total
Employee benefits	Rs.	1,199	Rs.	1,996	Rs.	202	Rs.	3,397

Depreciation and amortization		455		440		92		987

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
22.	Bonus Debentures
On March 31, 2010 the Company Board of directors approved a scheme for the issuance of bonus debentures that would be effected by capitalization of the retained earnings, subject to the successful receipt of the necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On May 28, 2010 a general meeting of the Company’s shareholders was held in which the proposed bonus debenture scheme was approved. The proposed bonus debenture scheme entails the issuance and allotment of unsecured, non-convertible, redeemable, fully paid up (i.e., the shareholders need not pay any amounts to receive them) bonus debentures carrying a face value of Rs.5 each (“bonus debentures”) to the shareholders of the Company, in the ratio of 6 bonus debentures for each equity share held by them, on a date to be determined in future. The bonus debentures will carry a coupon rate (to be determined in the future) that is to be paid annually. Additionally, these bonus debentures would be redeemable upon election at the end of 36 months from the initial date of issuance.
No adjustments have been recorded for this proposed scheme in these unaudited condensed consolidated interim financial statements, as the proposed bonus debenture scheme will become effective only after the successful receipt of approvals from the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On July 19, 2010, the Company received the High Court’s approval to the scheme and the Company concurrently made applications to the other regulatory authorities in order to seek the necessary approvals to effectuate the scheme.
In relation to the above mentioned scheme, the Company incurred costs of Rs.38 during the six months ended September 30, 2010, representing directly attributable transaction costs payable to financial advisors. The amount has been disclosed as a prepayment in the statement of financial position pending the issuance of such financial instruments. On issuance of these financial instruments, such directly attributable transaction costs would be recorded as a reduction from the initial measured amount.
23.	Sale of Dossiers and Marketing Authorizations
On June 30, 2010, the Company entered into an asset purchase agreement with GlaxoSmithKline Trading Services Limited (“GSK Brazil”) for the sale and transfer of marketing authorizations, underlying dossiers (i.e., the product information) and other business information relating to a portfolio of products that are currently being marketed in the Brazilian territory by the Company through its wholly owned subsidiary, Dr. Reddy’s Farmaceutica do Brasil Ltda.
The total consideration which GSK will pay to the Company under this agreement is Rs.604 (U.S.$13), of which U.S.$4 is an up-front payment, and pertains to currently marketed products, the dossiers for which have been filed with the National Health Surveillance Agency of Brazil (also known as “ANVISA”) by the Company. In addition, U.S.$9 is in the form of payments contingent upon the satisfaction of certain milestone events, and pertains to products that are currently under development.
Concurrently, the Company also entered into a distribution and supply agreement with GSK Brazil, whereby GSK Brazil has agreed to purchase all its requirements for the final products which underlie the transferred marketing authorizations, exclusively from the Company, for a period of 3 years effective from the closing of the asset purchase agreement, unless the Company persistently fails to supply the final products in accordance to the terms mentioned by GSK Brazil.
Through these contracts, the Company and GSK Brazil intend to foster a collaborative effort between them, whereby certain selected final products available with the Company would be licensed to GSK Brazil, who in turn would apply for the requisite regulatory approvals for affecting the sales of such products across the identified territory. Profits made under such arrangement would be shared between the Company and GSK Brazil in accordance with the pre-determined ratio set forth in the agreement.
In order to appropriately reflect the overall commercial effect of the arrangement, the asset purchase agreement and the agreement for the distribution and supply of final products for 3 years have been combined as a single unit of accounting, as the transfer of marketing authorizations under the asset purchase agreement does not culminate into a separate revenue generating activity and is dependent of the performance obligation under the distribution and supply arrangements. Accordingly, the upfront payment of Rs.186 (U.S.$4) has been deferred and disclosed as part of other liabilities in the unaudited condensed consolidated interim financial statement, to be recognized over the 3 year period of the product supply under the distribution and supply arrangements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
24.	Contingencies
Litigations, etc.
The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.
Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 24 to the unaudited condensed consolidated interim financial statements, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.
Product and patent related matters
Norfloxacin litigation
The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.
During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to Rs.77. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. Additionally in November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. The Company has fully provided for the potential liability related to the principal amount demanded by the Government of India. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.
Styptovit-K litigation
During the six months ended September 30, 2010, the Competition Appellate Tribunal of India issued a preliminary notice of inquiry alleging that the Company engaged in an unfair trade practice with respect to the manufacture and marketing of Styptovit and Styptovit-K (the Company’s branded versions of adrenochrome monosemicarbazone-ascorbic acid-calcium phosphate-menadione-rutin) by launching new versions of these products which omitted any active pharmaceutical ingredients which would have caused them to be subject to price control under Indian law. On November 30, 2010, the Competition Appellate Tribunal of India dismissed the case.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
24.	Contingencies (continued)
Product and patent related matters (continued)
Fexofenadine United States litigation
In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis and Albany Molecular Research (“AMR”) in the United States District Court for the District of New Jersey. There are three formulation patents, three method of use patents, and three synthetic process patents which are at issue in the litigation. The Company has obtained summary judgment with respect to two of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) were defending a similar action in the same court. In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis brought patent infringement actions against Teva and its active pharmaceutical ingredients (“API”) supplier in the United States District Court for the District of New Jersey. There were three formulation patents, three use patents, and two API patents at issue in the litigation. Teva obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to the Company’s fexofenadine hydrochloride tablet products. Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine.
The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. On September 9, 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which include Allegra®, Allegra-D 12® and Allegra-D 24®). Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s product.
On June 12, 2010, the United States District Court of New Jersey granted a preliminary injunction to AMR and Aventis, prohibiting the Company from launching a generic version of fexofenadine-pseudoephedrine higher strength. A trial is scheduled to begin on January 31, 2011, wherein the Company will defend its rights with respect to both the pseudoephedrine combination and the plain fexofenadine tablets. If Aventis is ultimately successful in its allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride tablet sales made by the Company, and could also be prohibited from selling these products in the future.
Alendronate Sodium, Germany litigation
In February 2006, MSD Overseas Manufacturing Co. (“MSD”), an entity affiliated with Merck & Co Inc. (“Merck”), initiated infringement proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the supplementary protection certificate on the basic patent for Fosamax® (MSD’s brand name for alendronate sodium). betapharm and some other companies are selling generic versions of this product in Germany. MSD’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, MSD filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent.
In March 2007, the European Patent Office granted Merck a patent, which will expire on July 17, 2018, covering the use of alendronate for the treatment of osteoporosis (the “new patent”). betapharm filed protective writs to prevent a preliminary injunction without a hearing. betapharm also filed an opposition against this new patent at the European Patent Office, which revoked the new patent on March 18, 2009. Merck filed notice of appeal of such revocation, and a final decision is not expected before 2011. In August 2007, Merck initiated patent infringement proceedings against betapharm before the German civil court of Düsseldorf, which decided to stay the proceedings until a final decision of the European Patent Office is rendered.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
24.	Contingencies (continued)
Product and patent related matters (continued)
There are other jurisdictions within Europe where the new patent has already been revoked. As a result of this, the Company continues selling its generic version of Fosamax. If Merck is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the above product sales made by the Company, and could also be prohibited from selling these products in the future.
Oxycodon, Germany litigation
The Company is aware of litigation with respect to one of its suppliers for oxycodon, which is sold by the Company and other generic pharmaceutical companies in Germany. In April 2007, a German trial court rejected an application for an interim order by the innovator company against the Company’s supplier. The innovator has filed an infringement suit of formulation patents against the Company’s supplier in the German Civil Court of Mannheim as well as in Switzerland (where the product is manufactured). The Company’s supplier and all licensees have filed a nullity petition at the German Federal Patent Court, and have also filed a “Declaration of Intervention Against” at the European Patent Office. The German court in Mannheim decided that the Company’s supplier’s product is non-infringing, but the innovator appealed the decision. The appeal is pending and the decision is expected after November, 2010. As of September 30, 2010, based on a legal evaluation, the Company continued to sell this product.
Olanzapine, Canada litigation
The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets), to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products.
For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product. During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa is invalid. This decision was, however, reversed in part by the Federal Court of Appeal on July 21, 2010 and remanded for further consideration. Pending the final decision, the Company continues to sell the product to Pharmascience and remains exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product.
Erlotinib, India litigation
The Company launched Tyrokinin tablets (Erlotinib Hydrochrolride-150 mg, a generic version of Roche’s Tarceva®) in India in January 2010. The Company sources this product from Natco Pharma Ltd (“NATCO”). Roche sued the Company and NATCO for infringement of the erlotinib product patent in the High Court of Delhi and sought an injunction restraining the sale of the product. The matter came up for hearing on April 8, 2010 before the High Court of Delhi, on which date the Company filed its written statement and counterclaim. The High Court of Delhi heard the matter and no interim injunction orders were issued, and subsequently, the Company sought and was granted further time for filing of the counter claim; a separate counterclaim has also been filed on similar grounds with the Indian Intellectual Property Appellate Board (“IPAB”). Further, the High Court of Delhi allowed the Company’s request of summoning the Delhi Patent office records relating to the case. As of the date of this report, the matter is listed before the Joint Registrar of IPAB for completion of pleadings and admission/or denial of documents, and is posted for hearing on December 15, 2010

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
24.	Contingencies (continued)
Product and patent related matters (continued)
Roche is also currently litigating on the same product in the High Court of Delhi, against Cipla, who has been selling this product since January 2008. If Roche is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the product sales made by the Company, and could also be prohibited from selling these products in the future. Based upon a legal evaluation, the Company continues to sell this product.
Ceragenix Bankruptcy Litigation
In November 2007, the Company had entered into a Distribution and Supply Agreement with Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix.”). Under this agreement, the Company had made up-front and milestone payments of U.S.$ 5 and commenced distribution of the dermatological product EpiCeram, a skin barrier emulsion device, in the United States and its territories. As on September 30, 2010, the Company is carrying a balance intangible value of U.S.$3.4 relating to these payments.
In June 2010, Ceragenix (both entities) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code. In July 2010, Ceragenix filed a motion for entry of an interim order and, subsequently, filed a motion for entry of a final order inter alia authorizing the execution of an asset purchase agreement (executed on November 10, 2010) with PuraCap Pharmaceutical LLC to sell, among other things, the patent license, certain business assets and intellectual property relating to EpiCeram. The Company is objecting to the proposed sale on various grounds and is taking necessary actions to protect its rights under the agreement. The ruling from the Bankruptcy Court is expected in December 2010. The rights of the Company under this agreement will be evaluated after the final decision of the court, including any consequential impact on the carrying value of intangible asset, if any.
Environmental matter
The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The matter is pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.
Indirect taxes related matter
During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding Rs.34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
24.	Contingencies (continued)
Regulatory matters
In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. DRLI has responded to the initial requests and is in the process of responding to subsequent requests and will continue to cooperate with the Attorneys General in these investigations.
Other
Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company does not believe that there are any such pending matters that will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
25.	Subsequent events
Agreement to acquire manufacturing site in the United States
On November 22, 2010 the Company and GlaxoSmithkline Plc (“GSK”), entered into an agreement for the Company to acquire GSK’s oral penicillin facility located in the United States and the rights over certain GSK product portfolios. The transaction is expected to be consummated before June 30, 2011.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION
The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, all of which is on file with the SEC (collectively, our “Form 20-F”) and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K and the related statement of cash flow and notes (collectively, the “Financial Statements”).
This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
Three months ended September 30, 2010 compared to the three months ended September 30, 2009
The following table sets forth, for the periods indicated, our consolidated revenues and gross profits by segment:
(Rs. in millions)

	Three months ended September 30, 2010						Three months ended September 30, 2009
						Gross						Gross
			Revenues			profit %			Revenues			profit %
			% to	Gross		to			% to	Gross		to
	Revenues		total	profit		revenues	Revenues		total	profit		revenues
Global Generics	Rs.	13,667	73%	Rs.	8,781	64%	Rs.	12,706	69%	Rs.	6,700	53%
Pharmaceutical Services and Active Ingredients		4,617	25%		1,036	22%		5,375	29%		1,925	36%
Proprietary Products		132	1%		90	68%		107	1%		81	76%
Others		288	1%		79	28%		180	1%		13	7%

Total	Rs.	18,704	100.0%	Rs.	9,986	53%	Rs.	18,368	100.0%	Rs.	8,719	47%

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales
	Three months ended September 30,		Percentage
	2010	2009	Increase/(Decrease)
Revenues	100%	100%	2%
Gross profit	53%	47%	15%
Selling, general and administrative expenses	30%	29%	7%
Research and development expenses	7%	5%	32%
Other (income)/expense, net	(1)%	(1)%	74%
Results from operating activities	17%	14%	27%
Finance income/(expense), net	—	1%	117%
Profit before income taxes	17%	15%	15%
Income tax (expense)/benefit, net	(2)%	(3)%	(45)%
Profit for the period	15%	12%	32%

Revenues
•	Our overall revenues were Rs.18,704 million for the three months ended September 30, 2010, an increase of 2% over the three months ended September 30, 2009.
•
For the three months ended September 30, 2010, the revenue breakdown by geography is as follows: 29% of our revenues were from North America (the United States and Canada), 22% of our revenues were from Europe, 20% of our revenues were from India, 15% of our revenues were from Russia and other countries of the former Soviet Union and 14% of our revenues were from other countries.

•
During the three months ended September 30, 2010, the average Indian Rupee/U.S.$ exchange rate appreciated by approximately 4% as compared to the average exchange rate for the three months ended September 30, 2009. This appreciation had a negative impact on our sales because of the decrease in rupee realization from sales in U.S. Dollars.

Segment Analysis
Global Generics
Revenues from our Global Generics segment increased by 8% to Rs.13,667 million for the three months ended September 30, 2010, from Rs.12,706 million for the three months ended September 30, 2009. This growth was largely led by increases in our branded generic revenues in the markets of India, Russia and other international markets.
North America (the United States and Canada), Germany, India and Russia are the four key markets of our Global Generics business, generating approximately 84% of the revenues of this segment for the three months ended September 30, 2010.
North America. Revenues in North America (the United States and Canada) were Rs.4,416 million for the three months ended September 30, 2010, an increase of 3% over the three months ended September 30, 2009 and this segment’s fourth consecutive quarter of sequential growth in this market. Excluding the effects of changes in currency exchange rates, these revenues grew at a rate of 7% for the three months ended September 30, 2010, driven by new product launches which were partially offset by lower sales of fexofenadine. Market share expansion of our existing products portfolio remains a priority and has resulted in increased market share for some of our key products, such as omeprazole Mg OTC. During the quarter, we filed 4 ANDAs with the U.S. FDA. As of September 30, 2010, we have 74 ANDAs pending approval at the U.S. FDA, of which 39 are Paragraph IV filings and 12 have first to file status.
Germany. Revenues in Germany were Rs.1,627 million for the three months ended September 30, 2010, a decrease of 26% as compared to the three months ended September 30, 2009. Excluding the effects of changes in currency exchange rates, these revenues declined at a rate of 14% for the three months ended September 30, 2010, due to lower vaccine sales and price erosions caused by competitive bidding tenders and other adverse developments in the German generic pharmaceuticals market as described in Note 17 above. We believe that our steps to limit selling, general and administrative expenses and vertical integration of the product offerings will allows us to compete more effectively in future competitive bidding tenders.
India. Revenues in India were Rs.3,160 million for the three months ended September 30, 2010, a 25% increase as compared to the three months ended September 30, 2009, and constituted 23% of our total Global Generics segment’s revenues for this three month period. The growth was driven by volume growth of 16% on account of key brands, as well as 9% growth contributed by new products launched in the twelve months ended September 30, 2010. In the three months ended September 30, 2010, we launched Cresp, the first and only generic darbepoetin alfa in India. The launch of our third bio-similar product during the three months ended September 30, 2010 has strengthened our niche portfolio. Our current portfolio of biosimilar products is approximately 5% of our India sales. In addition, we expect approval of our fourth biosimilar product in the year ended March 31, 2011.
Russia. Revenues in Russia were Rs.2,271 million for the three months ended September 30, 2010, a 23% increase as compared to the three months ended September 30, 2009. Excluding the effects of changes in currency exchange rates, these revenues increased at a rate of 25% for the three months ended September 30, 2010. According to Pharmexpert, a market research firm, in its September 2010 report, our prescription secondary sales for the six months ended September 30, 2010 grew by 34% as compared to the Russian pharmaceutical market’s overall growth of 18%. Consistent growth in this market over the years has helped us improve our prescription secondary sales rank currently to 13th, according to Pharmexpert in its September 2010 Report. Our growth strategy for the Russian market is focussed on expanding our over-the-counter (“OTC”) portfolio and introducing differentiated products, such as biosimilars.

Other Markets. In addition to the four key markets described above, some other major countries where we have a presence and are focused on building our Global Generics business include the countries of the former Soviet Union, the United Kingdom, Venezuela and Romania.
Revenues from other countries of the former Soviet Union decreased by 5% to Rs.480 million for the three months ended September 30, 2010, as compared to Rs.503 million in the three months ended September 30, 2009. Revenues from Ukraine grew by 14% for the three months ended September 30, 2010, as compared to the three months ended September 30, 2009. However, the growth in Ukraine was offset by revenues from decreases in Kazakhstan, Belarus and Uzbekistan.
Revenue from other markets grew by 26% to Rs.1,713 million for the three months ended September 30, 2010, as compared to Rs.1,354 million for the three months ended September 30, 2009. This increase was driven by increases in revenues from the markets of South Africa, Venezuela and Romania.
Pharmaceutical Services and Active Ingredients (“PSAI”)
The global economic crisis and its fallout had a significant impact on the active pharmaceutical ingredient (“API”) and custom services business for most companies in this space. The growth in our PSAI segment’s API business was significantly constrained due to our API customers holding lower inventories and exerting pressure on pricing, leading to steep erosion in prices of key products. In addition, some of our API customers delayed launches of new generic products, either due to losses in litigation or the extension of exclusivity periods for innovative products. Our custom pharmaceutical business also showed lower growth than anticipated, as our customers reduced their placements of new orders.
Revenues from our Pharmaceutical Services and Active Ingredients segment decreased by 14% to Rs.4,617 million for the three months ended September 30, 2010, constituting 25% of our total revenues. There have been no new significant launches of API in recent quarters and the impact of volume increases are being offset by price decreases. During this quarter we filed 13 Drug Master Files (“DMFs”) and our cumulative filings currently stand at 394 globally.
Gross Margin
Out total gross margin was Rs.9,986 million for the three months ended September 30, 2010, representing 53% of our total revenues for that period, as compared to 47% of our total revenues for the three months ended September 30, 2009). The increase in the gross margins was due to an increase in sales of high margin products, resulting from new product launches, which was partially offset by the adverse impact of foreign currency exchange rates in the three months ended September 30, 2010.
Global Generics
The gross margin of this segment increased to 64% of this segment’s revenues for the three months ended September 30, 2010, as compared to 53% of this segment’s revenues for the three months ended September 30, 2009. The increase was primarily due to an increase in sales of higher margin products, resulting from new product launches in the 12 months ended September 30, 2010, and the effects of a provision recorded for the three months ended September 30, 2009 relating to slow movement of inventory in our German subsidiary, betapharm.
Pharmaceutical Services and Active Ingredients
The gross margin of this segment decreased to 22% of this segment’s revenues for the three months ended September 30, 2010, as compared to 36% of this segment’s revenues in the three months ended September 30, 2009. The decrease in gross margin is largely on account of decrease in prices and a decrease in sales of higher margin products in this segment, as well as the adverse impact of foreign currency exchange rates.
Selling, general and administrative expenses
Selling, general and administrative expenses increased to Rs.5,708 million for the three months ended September 30, 2010, an increase of 7% as compared to our total selling, general and administrative expenses for the three months ended September 30, 2009, and represented 31% of our total revenues for the three months ended September 30, 2010. The increase is largely due to higher sales force in India and Russia and an increase of OTC expenditures in our Russia business.

Research and development expenses
Research and development costs increased to Rs.1,270 million for the three months ended September 30, 2010, an increase of 32% as compared to the three months ended September 30, 2009. Research and development expenditures for the three months ended September 30, 2010 represented 7% of our total revenues, as compared to 5% of our total revenues for the three months ended September 30, 2009.
Other (income)/expense, net
Other income was Rs.219 million for the three months ended September 30, 2010, as compared to Rs.125 million for the three months ended September 30, 2009.
Results from operating activities
As a result of the foregoing, our results from operating activities increased to a profit of Rs.3,227 million for the three months ended September 30, 2010, as compared to a profit of Rs.2,544 million for the three months ended September 30, 2009.
Finance income/(expense), net
During the three months ended September 30, 2010, our net finance expense was Rs.35 million as compared to a net income of Rs.209 million for the three months ended September 30, 2009.
During the three months ended September 30, 2010, our net finance expense, excluding foreign exchange gain/loss, decreased from an expense of Rs.36 million to an income of Rs.14 million for the three months ended September 30, 2010. The decrease is attributable to a decrease in our interest expense as well as an increase in gains on sales of investments, including mutual funds. During the three months ended September 30, 2010, our net interest expense decreased to Rs.6 million, from Rs.42 million for the three months ended September 30, 2009, primarily due to a decrease in interest rates on our long term borrowings and repacking credit and a decrease in the outstanding amount of our long term borrowings.
Foreign exchange loss was Rs.49 million for the three months ended September 30, 2010, as compared to foreign exchange income of Rs.245 million for the three months ended September 30, 2009. This loss was primarily due to the appreciation of the Indian rupeee against both the U.S. Dollar and the Euro in the three months ended September 30, 2010, as compared to the three months ended September 30, 2009.
Profit before income taxes
As a result of the foregoing, profit before income taxes increased to Rs.3,195 million for the three months ended September 30, 2010 compared to profit before income taxes of Rs.2,768 million for the three months ended September 30, 2009. As discussed below, we expect our effective tax rate to be lower for the year ended March 31, 2011 due to the impact of certain changes in the weighted deduction on research and development expenditures in the Government of India’s 2010 Union Budget.
Income tax expense
Income tax expense was Rs.327 million for the three months ended September 30, 2010, as compared to an income tax expense of Rs.595 million for the three months ended September 30, 2009. The Government of India’s 2010 Union Budget increased the weighted deduction on research and development expenditures. In view of this, we expect our effective tax rate to be lower for the year ended March 31, 2011, and currently estimate that it will be lowered to approximately 12%.
Profit for the period
As a result of the above, our net income increased to Rs.2,868 million for the three months ended September 30, 2010 as compared to profit of Rs.2,173 million for the three months ended September 30, 2009.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES
We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.
As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
The following table summarizes our statements of cash flows for the periods presented:

	Six months ended September 30,
	2010		2010		2009
	(Rs.in millions, U.S.$ in millions)
Net cash from/(used in):
Operating activities	Rs.	3,207	U.S.$	72	Rs.	9,036
Investing activities		(187)		(4)		(1,229)
Financing activities		(3,165)		(71)		(6,777)

Net increase/(decrease) in cash and cash equivalents	Rs.	(145)	U.S.$	(3)	Rs.	1,030

Operating Activities
The net result of operating activities was a cash inflow of Rs.3,207 for the six months ended September 30, 2010, as compared to a cash inflow of Rs.9,036 for the six months ended September 30, 2009. The net cash provided by operating activities decreased significantly during the current period primarily on account of:
•
Our receivables increased by Rs.971 million for the six months ended September 30, 2010, as compared to a decrease of Rs.933 million for the six months ended September 30, 2009. Such decrease in receivables for the six months ended September 30, 2009 was primarily due to collections from the customers in the United States pertaining to sumatriptan, our authorized generic version of Imitrex®.

•
Our inventory increased by Rs.2,034 million for the six months ended September 30, 2010, as compared to an increase of Rs.733 million for the six months ended September 30, 2009. Such higher rate of increase for the six months ended September 30, 2010 was on account of new product launches, as well as our business strategy to increase our market share for certain molecules.

Investing Activities
Our investing activities resulted in a net cash outflow of Rs.187 million for the six months ended September 30, 2010, as compared to a net cash outflow of Rs.1,229 million for the six months ended September 30, 2009. This increase in cash outflow in investing activities was primarily due to increase in capital expenditure by Rs.2,204 million in line with our capacity expansion plans and establishment of new production facilities. This increased outflow was partially offset by cash inflow from net proceeds on sale of investments by Rs.3,098 million. Certain investments were liquidated to make payments required to meet contractual obligations pertaining to the portfolio termination value option exercise with I-VEN, as described in Note 9 above.
Financing Activities
Our financing activities resulted in a net cash outflow of Rs.3,165 million for the six months ended September 30, 2010, as compared to a net cash outflow of Rs.6,777 million for the six months ended September 30, 2009. The decrease in net cash outflow from financing activities was primarily due to a Rs.1,516 million increase in short term borrowings during the six months ended September 30, 2010, as compared to a repayment of short term borrowings of Rs.3,683 for the six months ended September 30, 2009. The decrease in net cash outflow from financing activities for the six months ended September 30, 2010 was also due to an increase in dividend payment by Rs.986 million and an amount of Rs.524 million cash paid to acquire non-controlling interests during the six months ended September 30, 2010.

The following table provides a list of our principal debts outstanding as of September 30, 2010:

Debt	Principal Amount				Interest Rate
	(Rs.in millions, U.S.$/EURO in millions)
Short-term borrowings from					Rupee borrowings - 0%
banks (for working capital)	Rs.	7,177	U.S.$	166	Foreign currency borrowings - LIBOR+ 50 - 100 bps
					EURIBOR+52-75 bps
Borrowings on transfer of receivables (factoring)	Rs.	900	U.S.$	20	LIBOR+50-70 bps
					Rupee borrowings - 0%
Long term loans	Rs.	7,317	U.S.$	5	Foreign currency borrowings LIBOR + 70 bps
			EURO	116	EURIBOR + 70 bps
ITEM 4. RECENT DEVELOPMENTS
Agreement to acquire manufacturing site in the United States
On November 22, 2010 we and GlaxoSmithkline Plc (“GSK”), entered into an agreement for us to acquire GSK’s oral penicillin facility located in the United States and the rights over certain GSK product portfolios. The transaction is expected to be consummated before June 30, 2011.
New tender announced by Allgemeine Orts Krankenkasse
In October 2010, Germany’s largest public health insurance fund, the Allgemeine Orts krankenkasse (“AOK”) announced a new tender (i.e. competitive bidding process) for the supply of 87 off-patent drugs in Germany. This tender includes products which were part of the prior tender of AOK effected during the year ended March 31, 2009 (the contract period for which expires on May 31, 2011). This new tender would be for a contract period of two years beginning on June 1, 2011. We continue to participate on an ongoing basis in all tenders for such discount agreements using various bidding strategies, depending on margin and market share aspects, and consequently also with a large variation in terms of tender results.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: December 10, 2010	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary